Exhibit 9

TRATON submits proposal to acquire all shares in Navistar International Corporation

Wolfsburg, 30 January 2020 - Today, TRATON SE ("TRATON") has submitted to the
Board of Directors of the US American truck manufacturer Navistar International Corporation ("Navistar"), in which TRATON already holds a share of 16.8%, the proposal to acquire all outstanding shares in Navistar not already owned by TRATON at a price of approx. USD 2.9 billion (USD 35 per Navistar share), against cash compensation. Volkswagen AG has signalled its general intention to provide funds for the financing of an offer. If the proposal is accepted, TRATON will become the sole owner of Navistar. The proposal is in particular subject to TRATON and Navistar agreeing on a merger agreement, the conduct of satisfactory due diligence and the approval of the merger agreement by the boards of TRATON and Volkswagen AG as well as the Board of Directors and the shareholders' meeting of Navistar.

Helen Beckermann
Head of Volkswagen Group Investor Relations